September 30, 2005

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Teton Energy Corporation
Withdrawal of Application for Withdrawal of Registration Statement File No. 333-112229

Ladies and Gentlemen:

Teton Energy Corporation (f/k/a Teton Petroleum Company) (the “Registrant”) hereby notifies you that it is withdrawing its request for an order granting the withdrawal of its Registration Statement on Form SB-2, Commission File No. 333-112229, which it filed with the Commission on August 2, 2005.

If you have any questions, please contact David E. Danovitch of Gersten Savage LLP, legal counsel to the registrant at (212) 752-9700.

Sincerely,

 /s/ Karl F. Arleth
Karl F. Arleth
President and CEO

Teton Energy Corporation • 410 17th Street, Suite 1850 • Denver, CO 80202 • Tel: 303-565-4600